

March 12, 2015

<u>Via E-mail</u>
Alex Zuoli Xu
Co-Chief Financial Officer
Qihoo 360 Technology Co. Ltd.
Building No. 2
6 Jiuxianqiao Road, Chaoyang District
Beijing 100015, People's Republic of China

> **Re: Qihoo 360 Technology Co. Ltd.**
> **Form 20-F for the Fiscal Year ended December 31, 2013**
> **Filed April 25, 2014**
> **File No. 001-35109**

Dear Mr. Xu:

We have reviewed your January 30, 2015 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 15, 2015 letter.

<u>Results of Operations</u>

<u>Year Ended December 31, 2013 Compared to Year Ended December 31, 2012</u>

<u>Revenues, page 64</u>

1. We note your proposed expanded disclosure to be included in future filings in response to prior comment 3. Please tell us your consideration in also disclosing the percentage change in price per click. We also note your response to prior comment 1 that, "PC and mobile online advertising will be priced at different levels mainly because the formats of PC and mobile online advertising differ materially and the results from PC and mobile online advertising, in terms of traffic, users and/or business leads, also differ materially." Given this material difference between PC and mobile online advertising, tell us your

consideration of expanding your disclosure to provide separate percentage increases in the metrics between PC and mobile online advertising. Refer to Section III.B.1 of SEC Release 33-8350.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3488 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief